Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE

For more information, contact Bulldog Investors General Partnership at (201) 556-0092

 BULLDOG INVESTORS GENERAL PARTNERSHIP AMENDS ITS TENDER OFFER TO PURCHASE SHARES OF COMMON STOCK OF PBF

November 26, 2007 – (New York) – Bulldog Investors General Partnership (“BIGP”) is amending its offer to purchase common shares of beneficial interest, no par value (the “Shares”), of Pioneer Municipal and Equity Income Trust (f/k/a Pioneer Tax Advantaged Balanced Trust) (“PBF”) and extending the Expiration Date (as defined below).

BIGP’s original offer was for up to 1.5 million Shares for cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply) at a price equal to 95% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the NYSE on the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2007 (as may be supplemented or amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).

The NAV as of the close of the regular trading session of the NYSE on November 23, 2007 was $14.54 per Share and the market price was $13.33 (or 91.68% of NAV).  In light of the PBF Board of Trustees’ opposition to the Offer, as well as the widening of the discount to NAV of the market price of the Shares since October 30, 2007, BIGP has determined to amend the Offer by increasing the number of Shares it is offering to purchase and decreasing the percentage of NAV it is offering to pay for the Shares.  BIGP is now offering to purchase up to 3,000,000 Shares from PBF’s shareholders at a price per Share, net to the seller in cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 93% of NAV per Share determined as of the close of the regular trading session of the NYSE on the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal.  BIGP has also extended the expiration date of the Offer from November 30, 2007 to December 14, 2007 (as may be further extended, the “Expiration Date”).

This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of PBF.  The Offer is being made only through the Offer to Purchase, related Letter of Transmittal and other related Offer materials.  All of these documents contain important information about the Offer and shareholders of PBF are urged to read them carefully before any decision is made with respect to the Offer.  Shareholders of PBF will be able to obtain a free copy of each of these documents (when they become available) at a website maintained by BIGP at www.bulldoginvestorstenderoffer.com or by contacting BIGP by Email at info@bulldoginvestors.com or telephone at (201) 556-0092.  BIGP will promptly deliver such documents to any requesting shareholder of PBF (by U.S. mail or Email, as requested).  These documents will also be available at no charge at the website maintained by the Securities and Exchange Commission at http://www.sec.gov.